Alternative Investment
Strategies

WORLD MONITOR TRUST II--
SERIES F

MONTHLY REPORT/
SEPTEMBER 26, 2003

PRUDENTIAL FINANCIAL (LOGO)

WORLD MONITOR TRUST II--SERIES F
--------------------------------------------------------------------------------

Dear Interest Holder:
Enclosed is the report for the period from August 30, 2003 to September 26, 2003 for World Monitor Trust II--Series F ('Series F'). The net asset value of an interest as of September 26, 2003 was $131.96, a decrease of 0.57% from the August 29, 2003 value of $132.71. The calendar year-to-date return for Series F was an increase of 11.11% as of September 26, 2003. Additionally, the return for the quarterly period from June 28, 2003 to September 26,2003 was a decrease of 0.95%.

Quarterly Market Overview
In the U.S., the third quarter of 2003 was marked by an economic growth rate of
7.2 percent--the fastest rate since 1984--which was boosted by strong consumer and business spending. Leading indicators rose throughout July and August, but fell 0.2 percent in September, the first decline in four months. Manufacturing and industrial production grew throughout the quarter, although at a slower pace, as new orders and production gradually strengthened. Child tax credit checks arrived in July and August in time for the crucial back-to-school retail sales period boosting disposable income to its biggest gain in a year. Consumer spending, which makes up two-thirds of the economy, rose throughout most of the quarter as retail sales increased 1.4 percent in July--the largest increase in four months--and 0.6 percent in August, but cooled in September. Housing, automobile and durable goods markets aided by incentives and low-interest rates continued at a high clip. However, consumer confidence was mixed in July and declined in September to the lowest level since the war in Iraq as a result of higher gas prices and continued job losses. Despite a slowdown in layoffs, hiring has not picked up as companies continued to focus on becoming more efficient. The U.S. economy lost 49,000 jobs in July and a record 93,000 jobs in August. The majority of job losses occurred in the manufacturing sector, which experienced its 38th consecutive monthly drop in employment in September. Non-farm payrolls, mostly in the private sector, rose for the first time in eight months in September. Watching over the weak labor market, the U.S. Federal Reserve maintained the target for the federal funds rate at one percent, a 45-year low, at both its August and September meetings.

The global economy experienced mixed growth in the third quarter. Widening deficits, rising unemployment, declining business and consumer confidence and sluggish economic growth continued to dog the 12-nation euro zone. The European Central Bank left rates untouched at the end of September. The outlook was rosier in Japan as capital spending spurred a recovery from its third recession in a decade. Unemployment reached its lowest level since mid-2001, and although Japanese consumer spending remained flat, business investments have gradually grown.

Indices: The three major U.S. market gauges (Dow Jones Industrial Average, S&P 500 and NASDAQ) boasted a second quarter of gains after three years of declines, even though they finished lower in September. Stronger corporate earnings, growth in capital and consumer spending and a third consecutive month of manufacturing growth boosted stock prices. Toward the end of September, the Dow Jones Industrial Average, S&P 500 and NASDAQ declined based on weak economic data and a rush by investors to lock in third quarter gains. Japanese stocks experienced their biggest sell-off in two years as a result of the pullback in U.S. equities and the U.S. dollar's 33-month low against the yen. Investors were concerned about poor consumer confidence figures, weak third-quarter earnings results, high stock valuations, sketchy corporate governance, persistent job market weakness, escalating conflict in the Middle East, and a production cut by OPEC. Nonetheless, the Japanese Nikkei reached a 15-month high in mid-September with an overall gain of 12.5 percent. Most Asian markets reported robust returns with European markets edging upwards throughout the quarter resulting in two consecutive quarters of gains for global stock markets.

Interest Rates: Volatility marked the performance of U.S. Treasuries, as prices fell 1.9 percent with yields rising to 3.9 percent in the third quarter. The majority of damage occurred in July as U.S. Treasuries posted their worst monthly return in more than two decades when investors shifted their allocations from bonds to stocks on the basis of stronger economic data. Prices rebounded in August, but dipped again in mid-September as a result of profit taking ahead of economic data reports. U.S. Treasury prices jumped at the end of September on the back of soft consumer confidence figures, depressed job market reports, slower manufacturing activity reports, and a weaker dollar. As a result of improved world growth, global bond yields began low at the beginning of the quarter and rose in every major developed bond market with Japanese bonds experiencing the greatest rise in yields.

Currencies: In the foreign exchange markets, the U.S. dollar remained weak and fell at the end of September when the Group of 7 and the U.S. Treasury Secretary John Snow called for more exchange rate flexibility and further supported a weak dollar policy. The dollar declined to a 33-month low against the Japanese yen reversing only after intervention by the Bank of Japan. News of the intervention forced European currencies lower. However, the Euro ended the quarter at its highest level against the dollar since mid-June.

Energies: Gas prices rose in July and August as a result of a surge in energy production demands due to abnormally warm weather in the U.S. Midwest and Northeast. Natural gas prices rose seven percent as a result of a buildup in supply below projections. To hedge against inflation, investors began buying oil in August. Unexpected growth in U.S. inventories drove oil prices lower, reaching four-month lows. Oil prices spiked in September as OPEC announced an output reduction of 3.5 percent ahead of peak winter demand to stem the decline in prices. Prices stabilized slightly when investors realized supplies appeared to be sufficient but ended the quarter at the highest level in three weeks.

Quarterly Performance of Series F

The following is a summary of performance for the major sectors in which Series F traded.

Interest Rates (-): Improved world growth led to a decline in global bond prices in every major developed bond market. Long U.S. Treasury, European and British bond positions resulted in net losses.

Energies (-): OPEC's announcement to cut production caused a significant rally in energy prices. Short heating oil, light crude and crude oil positions led to net losses.

Metals (-): Investors looking to hedge against inflation drove the price of gold to a seven-year high. Short gold positions resulted in net losses.

Indices (+): Long Japanese Nikkei Dow, Hong Kong Hang Seng and NASDAQ index positions resulted in net gains as U.S. and major global stock markets rose for the second consecutive quarter.

Currencies (+): The Group of 7's support of a weak U.S. dollar led to the strengthening of major global currencies. Long Japanese yen and British pound positions resulted in net gains.

The estimated net asset value per interest as of October 30, 2003 was $134.65. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Wachovia Securities Financial Advisor. For account status inquiries, contact Prudential Financial Client Services at (212) 778-2443.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -----------------------
          Eleanor L. Thomas
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Wachovia Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------------
For the period from August 30, 2003 to
 September 26, 2003
Revenues:
Realized gain on commodity transactions..........    $ 696,698
Change in unrealized commodity positions.........     (687,516)
Interest income..................................       36,697
                                                     ---------
                                                        45,879
                                                     ---------
Expenses:
Commissions......................................      217,884
Management fees..................................       72,772
Other expenses...................................       10,737
Other transaction fees...........................       17,155
                                                     ---------
                                                       318,548
                                                     ---------
Net loss.........................................    $(272,669)
                                                     ---------
                                                     ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
----------------------------------------------------------------
For the period from August 30, 2003 to
 September 26, 2003

                                                          Per
                                            Total       Interest
                                         -----------    --------
Net asset value at beginning of period
 (360,106.750 interests)...............  $47,790,647    $ 132.71
Net loss...............................     (272,669)
Redemptions............................     (371,996)
                                         -----------
Net asset value at end of
 period (357,262.059 interests)........  $47,145,982      131.96
                                         -----------    --------
                                         -----------

Change in net asset
 value per interest.................................    $  (0.75)
                                                        --------
                                                        --------
Percentage change...................................       (0.57)%
                                                        --------
                                                        --------

-------------------------------------------------------

I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust II--Series F is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                              /s/ Ronald J. Ivans
                              -------------------
                              by: Ronald J. Ivans
                            Chief Financial Officer